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SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

SE 09056598 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESPOSITO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 CRESCENT COURT SUITE 650
(No. and Street)

DALLAS (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1717 MAIN STREET #1500 (Address) DALLAS (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOEL COLPITTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESPOSITO SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER

Title

William D Martin
Notary Public, State of Texas
My Commission Expires:
September 17, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

Esposito Securities, LLC

December 31, 2008

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (a Texas limited liability corporation) (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 25, 2009

Esposito Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$7,225,471
Cash deposit with clearing organization, restricted	150,000
Receivables from brokers, dealers and clearing organizations	324,753
Securities owned, at market value	18,672
Prepaid expenses and other assets	18,716
Total current assets	7,737,612
FURNITURE, FIXTURES AND EQUIPMENT, at cost, net of accumulated depreciation of $99,413	341,903
TOTAL ASSETS	$8,079,515

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 526,773
Securities sold, not yet purchased, at market value	15,345
Other current liabilities	441,107
Total liabilities	983,225
MEMBERS' EQUITY	
Members' equity	7,096,290
Total members' equity	7,096,290
TOTAL LIABILITIES AND MEMBERS' EQUITY	$8,079,515

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2008

REVENUE	
Commissions	$ 7,945,984
Trading income	6,482,459
Interest income	55,552
Total revenue	14,483,995
EXPENSES	
Employee compensation	3,311,735
Clearing costs	2,845,226
Advertising and communications	133,455
Occupancy	303,324
Other operating expenses	1,196,803
Depreciation	96,726
Total expenses	7,887,269
Net income before income taxes	6,596,726
PROVISION FOR INCOME TAXES	21,998
Net income	$ 6,574,728

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2008

Balance, January 1, 2008	$ 5,017,946
Withdrawals	(4,496,384)
Net income	6,574,728
Balance, December 31, 2008	$ 7,096,290

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flow from operating activities	
Net Income	$ 6,574,728
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	96,726
Gain on sale or disposal of fixed assets	(82)
Changes in operating assets and liabilities	
Receivables from brokers, dealers and clearing organizations	3,601,470
Securities owned	4,498,544
Accounts payable and accrued expenses	141,284
Securities sold, not yet purchased	(4,781,333)
Other current liabilities	441,107
Net cash provided by operating activities	10,584,051
Cash flows from investing activities	
Proceeds from sales of investments	1,055,245
Purchases of fixed assets	(334,546)
Proceeds from sales of fixed assets	900
Net cash provided by investing activities	721,599
Cash flows from financing activities	
Payments to members	(4,496,384)
Net cash used in financing activities	(4,496,384)
Net increase in cash	6,809,266
Cash, beginning of year	416,205
Cash, end of year	$ 7,225,471
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 21,998

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Esposito Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed in December 2006 as a Texas Limited Liability Company, was capitalized in August 2007, and began operating as a broker-dealer in September 2007. The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not believe it is exposed to any significant counterparty credit risk.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities owned and securities sold, not yet purchased are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations.

Effective January 1, 2008, the Company adopted the provisions of SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures regarding certain fair value measurements. SFAS 157 establishes a three tier hierarchy for measuring fair value as follows: Level 1 - quoted market prices in active markets, Level 2 - inputs other than quoted prices that are directly or indirectly observable, and Level 3 - unobservable inputs where there is little or no market activity. The fair value of the Company's securities owned and securities sold, not yet purchased was determined using quoted prices from active markets (Level 1).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables

Receivables from brokers, dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense and a credit to accounts receivable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to have its income taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the Company does not pay income taxes on its federal taxable income; rather, the members are liable for any federal taxes resulting from the Company's operations. State income or franchise taxes incurred by the Company are reflected as income tax expense or benefit within the statement of operations.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ended December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to management's judgment and estimate with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Depreciation

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance that do not increase the useful lives of the related assets are expensed as incurred. Depreciation commences when property and equipment are available and ready for use and is computed using the straight-line method over useful lives of one to five years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expenses

The Company expenses advertising costs as incurred. Total advertising expense amounted to approximately $95,857 for the year ended December 31, 2008.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2008, the Company had net capital of $6,701,786 which was $6,601,786 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at December 31, 2008:

Computer hardware	$ 82,553
Furniture and fixtures	158,845
Automobiles	199,918
	441,316
Less accumulated depreciation	(99,413)
	$341,903

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has entered into certain non-cancelable operating leases. Rental expense under the Company's operating lease agreements was $193,640 for the year ended December 31, 2008.

Future minimum rental payments required under the Company's operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2008 were as follows:

2009	$203,120
2010	203,120
2011	19,297
Total minimum lease payments	$425,537

In the general course of its business, the Company is named as a defendant in certain lawsuits and arbitration proceedings. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

SCHEDULES

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

NET CAPITAL		
Total members' equity		$7,096,290
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		7,096,290
ADD:		
A. Liabilities subordinated to claims of general creditors allowable		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		7,096,290
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets	$ 18,716	
Receivable from brokers or dealers	20,127	
Other receivables	12,910	
Other assets	-	
Furniture, fixtures and equipment, net	341,903	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities – proprietary capital charges	-	
D. Other deductions and/or charges	-	(393,656)
Net capital before haircuts on securities positions		6,702,634
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities		
3. Options		
4. Other securities	499	
D. Undue concentration		
E. Other	349	(848)
Net capital		$6,701,786

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 - CONTINUED

December 31, 2008

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 983,225
LESS:		
Securities sold not yet purchased, at market value		(15,345)
ADD:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 967,880
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 64,525
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$6,601,786
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$6,504,998
Percentage aggregate indebtedness to net capital		14%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Esposito Securities, LLC

SCHEDULE II - RECONCILIATION PURSUANT TO
RULE 17a-5(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

Net capital per amended 11A Focus Report, as reported December 31, 2008	$6,993,378
Audit differences	(291,592)
Net capital, per Schedule I	$6,701,786

Esposito Securities, LLC

SCHEDULE III - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. As of December 31, 2008, the Company was in compliance with the conditions of exemption under Rule 15c3-3.

Esposito Securities, LLC

SCHEDULE IV - INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Esposito Securities, LLC

SCHEDULE V - SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION

December 31, 2008

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

In planning and performing our audit of the consolidated financial statements of Esposito Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control ("control deficiency") exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Control deficiencies may individually, or in combination, give rise to a significant deficiency or a material weakness.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 25, 2009